Calamos Global Total Return Fund N-2/A

Exhibit n

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-224205 on Form N-2 of our report dated December 15, 2017, relating to the financial statements and financial highlights of Calamos Global Total Return Fund, appearing in the Statement of Additional Information, and to the references to us under the headings “Financial Highlights” and “Experts” in the Prospectus, “Market and Net Asset Value Information” in the Prospectus Supplement, and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 22, 2018